1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 30, 2015

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Private Equity Master Fund
SEC File Numbers: 333-195620; 811-22963

Altegris KKR Private Equity Fund

SEC File Numbers: 333-195860; 811-22964

Dear Mr. Grzeskiewicz:

We are writing in response to your telephonic comments on January 27, 2015 with respect to the registration statements on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on January 5, 2015 on behalf of Altegris KKR Private Equity Master Fund (the “Master Fund”), and Altegris KKR Private Equity Fund (the “Feeder Fund,” and together with the Master Fund, the “Funds”), both closed-end management investment companies. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.         Please revise the acquired fund fees and expenses (“AFFE”) line item of the fee table to include your estimate of the incentive fees and incentive allocations payable to the Investment Funds during the first 12 months of operations.

Response 1.              We have revised the AFFE line item accordingly.

Comment 2.         The risk factors on the prospectus cover should also be presented in bold face type on the signature page of the application form.

Response 2.              The application form has been revised accordingly.

Comment 3.         Please revise the sentence regarding industry concentration that follows the Funds’ fundamental policies in the Statement of Additional Information to reflect that the Advisers will use their reasonable best efforts to take into account the Investment Funds focus on particular industries.

Response 3.              The disclosure has been revised accordingly.

Comment 4.         Please explain how the Master Fund’s investment strategy of making capital commitments to Investment Funds is consistent with the 80% requirements of Rule 35d-1 under the 1940 Act.

Response 4.              We believe the references in the names of the Funds to “KKR private equity” refers to the Funds’ investment strategy rather than a focus on particular types of investments.  However, to make clear that the Funds are focusing on private equity strategies, we have determined to rename the Funds “Altegris KKR Private Equity Strategy Master Fund” and  “Altegris KKR Private Equity Strategy Fund”.  By changing the Funds’ names, we believe we will make clear that exposure to a KKR private equity strategy is suggested by the Fund’s name, rather than specific levels of direct investment in Investment Funds and Co-Investment Opportunities.

Comment 5.         Please discuss whether the Master Fund’s investment strategy of making capital commitments to Investment Funds raises a senior security issue under Section 18 of the 1940 Act.

Response 5.              We do not believe that the Master Fund’s strategy of making capital commitments to the Investment Funds should raise a senior security issue under Section 18 of the 1940 Act.  The limitations in Section 18 on a registered fund’s issuance of senior securities (and the SEC staff no action letters related thereto) are designed to limit both the indebtedness leverage and implicit economic leverage in which the registered fund may engage.  The Master Fund’s capital commitments may or may not be called to varying extents by the Investment Funds.  Under U.S. generally accepted accounting principles (“GAAP”), uncalled capital commitments would not be treated as liabilities of the Master Fund until the particular Investment Fund sends its investors (including the Master Fund) a written capital call notice.(1)  Similarly, under GAAP, uncalled capital commitments would not be treated as assets of the Investment Funds until the particular Investment Fund sends its investors (including the Master Fund) a written capital call notice.  The Financial Accounting Standards Board’s Accounting Standards Codification, Paragraph 946-320-25-2 requires a transaction to be recorded in the Master Fund’s financial statements as of the date the Master Fund incurs the obligation to pay the price of the securities purchased.  We believe the Master Fund “incurs the obligation” to fund a capital commitment on the date it receives a written capital call notice from the Investment Fund.  At that date, the previously uncalled capital commitment has been called as set forth in the capital call notice, transforming it into a binding obligation.

In addition, from a policy standpoint, we believe uncalled capital commitments should not be viewed as senior securities for Section 18 purposes because they do not raise the concerns that Section 18 was designed to address.  Uncalled capital commitments do not enhance the Master Fund’s risks or returns as indebtedness leverage or implicit leverage does.  For example, assume the Master Fund has $100 million of assets.  Also assume that the Master Fund makes capital contributions to Investment Funds of $50 million, invests $50 million in US Government securities, and makes capital commitments to those same Investment Funds of $70 million.  As long as those capital commitments remain uncalled, the Master Fund’s current performance will be based primarily on its $50 million of capital contributions to the Investment Funds, with the capital commitments having no impact on the Master Fund’s current risks or returns.  On the other

(1)           An Investment Fund generally will send a written capital call notice 7-10 days prior to the date each investor is obligated to contribute capital to the Investment Fund.

hand, if the Master Fund has $100 million of assets, borrows $50 million from a bank, makes capital contributions of $120 million to the Investment Funds and invests $30 million in U.S. Government securities, the current performance of the Master Fund would be impacted by the economic leverage of the borrowings, which would result in the Master Fund making more investments in the Investment Funds and incurring interest expense from the borrowings.  Thus, the leveraging effect on the Master Fund’s current performance is very different where the Master Fund borrows money.  As a result, for these reasons, we believe uncalled capital commitments to Investment Funds should not raise a senior security issue under Section 18 of the 1940 Act.  We represent that at the time the Master Fund receives a written capital call notice from an Investment Fund, it will treat the called capital commitment as a borrowing (as required by GAAP) for purposes of the Section 18 borrowing limitations of the 1940 Act.

Comment 6.         Please explain how the Master Fund’s investment strategy of allocating at least 70% of its assets to KKR private equity funds and co-investment opportunities is consistent with Rule 35d-1 under the 1940 Act.

Response 6.  We have revised the Master Fund’s investment strategies to reflect that it will allocate at least 80% of its assets to private equity investments of any type, sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), including primary offerings and secondary acquisitions of interests in Investment Funds and Co-Investment Opportunities presented by such KKR Investment Funds or by KKR.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz